

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Michael Durbin
Chief Financial Officer
Community Choice Financial, Inc.
7001 Post Road, Suite 200
Dublin, Ohio 43016

>   **Re: Community Choice Financial, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 23, 2011**
>   **File No. 333-176434**

Dear Mr. Durbin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

Prospectus Summary, page 1
Overview, page 1

2.   Please revise to disclose the origination of the business and the operation during the past five years. Disclose how many of the stores have been open for at least 1 year and disclose for both June 30, 2011 and December 31, 2010, for those stores open at least 1 year, the year-over-year average revenue growth per store.

3.   Revise the last paragraph to disclose the total assets, stockholders' equity and tangible equity at June 30, 2011.

Recent Acquisition, page 5

4.   Revise to disclose the amount of the dividend, the amount of the bonuses, the amount of debt retired and the interest rate thereon as well as who received the dividend and bonuses.

Industry Overview, page 6

5.   You describe the company as "one of the largest operators" in your industry, and the industry as "highly fragmented." Please revise to provide as much texture as possible to these descriptions in order to clarify your place in the industry. For example, you could state the number of companies that have more than one hundred stores or more than 500 stores. You could also indicate the extent to which the number of small or large operators has increased in recent years. Rough quantities would be adequate if precise numbers are not available.

Our Strengths, page 7

6.   You make several direct comparisons with your competitors. For example, you state that your stores typically have five to seven teller stations, which "we believe is substantially more than our competitors typically offer." Be sure that all such comparisons are stated clearly and accurately. For example, is this comparison being made against substantially all your competitors, or only a subset thereof? Revise as necessary.

7.   You state on page 8 that you have not exited any markets as a result of regulatory changes. Revise to note, however, that you stopped offering short-term loans to members of the US military because of Department of Defense regulations.

Our Equity Sponsor, page 11

8.   Please revise to define the term "sponsor." Alternatively, delete this term throughout the document.

Summary Historical Consolidated Financial Data, page 13

9.   We note that your calculation of EBITDA includes an adjustment for goodwill impairment charges in 2008 and does not start with net income. As such, the non-GAAP measure should not be characterized as EBITDA. When you do not start with net income or include an adjustment that is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K, please revise the title of the non-GAAP measure to clearly

identify the earnings measure being used and all adjustments. Refer to section 103.01 of the Division's Compliance & Disclosure Interpretations on the use of non-GAAP measures available on our website at
http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

10.   We note that your calculation of adjusted EBITDA excludes charges that require cash settlement. Please revise to eliminate the use of adjusted EBITDA, to rename your measure using a name that is not a liquidity measure, or to not eliminate cash charges. Refer to Item 10(e) of Regulation S-K.

11.   Please revise to provide a reconciliation of net income to adjusted net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Risk Factors

Covenants in our debt agreements …, page 30

12.   Several of the items listed appear to need reconciliation with other risks presented. For example, the second bullet indicates restrictions on issuance of preferred stock, while the risk factor on page 38 discloses preferred stock could be issued without shareholder approval. The fourth bullet indicates restrictions on redeeming debt, yet the Use of Proceeds section suggests that debt might be repaid. In this regard, revise each bullet, as appropriate, to disclose the circumstances of the restrictions, such as when can debt be repaid, when preferred can be issued, or alternately disclose when debt cannot be repaid and when preferred cannot be issued.

13.   Revise the last paragraph to disclose what the leverage ratio was at June 30, 2011 and tell us in your response the amounts used in the calculation.

Risks Related to this offering …, page 35

14.   Revise to add a risk for the highly leveraged balance sheet and disclose the negative tangible capital and the amount of debt at June 30, 2011.

Industry and Market Data and Performance Data, page 41

15.   Please move this discussion to the forepart of the prospectus.

Use of proceeds, page 43

16.   Revise to state that there are no plans, arrangements, or understandings to repay debt or make any acquisitions or disclose as applicable. In this regard, revise to disclose the amount of debt to be repaid or delete any reference to repaying debt.

Unaudited Pro Forma Consolidated Financial Information, page 53

17.   Please revise to disclose a pro forma balance sheet as of December 31, 2010 and explanatory notes. Refer to Rule 11-02(b)(1) of Regulation S-X.

18.   Please revise to present pro forma basic and diluted earnings per share on the face of the pro forma consolidated statements of income.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2010, page 55

19.   Please revise to not eliminate the $0.6 million in expenses related to a potential acquisition as discussed in note (a) since this cost was not directly related to the transaction included in pro forma information.

20.   Please revise to not eliminate the management fees paid during 2010 and related tax impact as discussed in note (f) from the face of the pro forma income statement or tell us how they are directly related to the transaction.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2011, page 57

21.   Your explanation for note (a) appears to infer that you are expensing items that were not previously expensed. However, the adjustment is reducing expenses. Please tell us in detail the nature of the change in accounting policy and revise to clarify your disclosure. Also, tell us why you do not have a similar adjustment in the pro forma income statement for the year ended December 31, 2010.

22.   Please provide us a breakdown of the $16.8 million of transaction fees eliminated in note (b) and explain how each item is non-recurring and directly related to the transaction. Also, reconcile the amount of transaction fees eliminated versus the transaction expense of $8.7 million presented in the Community Choice Financial Inc. income statement for the six months ended June 30, 2011.

23.   Please revise to not eliminate the goodwill and trademark impairment charges discussed in note (d). Refer to Rule 11.02(c)(4) of Regulation S-X.

24.   Please revise to not eliminate the management fees paid during 2011 and related tax impact discussed in note (h) from the face of the pro forma income statement or tell us how they are directly related to the transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations

25.   Please revise to provide qualitative and quantitative information regarding how you
        modify loans. Specifically discuss the types of modifications you employ, how
        modifications impact the delinquency status of a loan, how you treat modifications in
        your allowance for loan loss methodology and if you pool modified loans with non-
        modified loans in measuring impairment under ASC 450-20.

Collections, page 103

26.   Revise to discuss whether, and if so, how you take action to perfect and act on the
        security interests that you take in the vehicles used as collateral for title loans.

Relationships with Key Vendors, page 105

27.   Please file as exhibits each of the agreements disclosed or tell us why they are not
        required to be filed.

Executive Officers and Directors, page 113

28.   In discussing the particular experience and qualifications of directors, please revise to
        avoid nearly identical, boilerplate statements and instead provide disclosure that is
        particular to each individual. Refer to Item 401(e) of Regulation S-K.

29.   You state at the bottom of page 120 that compensation is based to a considerable extent
        on information regarding peer institutions. Please revise to identify the members of the
        peer group used in this process.

Our Compensation Practices, page 120

30.   At the bottom of page 123, you state that each of the three relevant NEOs is eligible to
        receive performance-based incentive awards based in part on the achievement of "certain
        milestones" by certain dates. However, your discussion of those "milestones" on the
        following page appears to reflect a number of broad-based performance factors rather
        than specific achievable events or objectives. Please revise to clarify.

31.   At the bottom of page 125 you state that the compensation committee and the board of
        directors may modify or terminate the annual cash incentive program at any time, yet at
        the top of the page you state that this program has been incorporated into employment
        agreements with the executive officers. Please revise to clarify.

Employment Agreements, page 130

32.   Please file the employment agreements as exhibits to the registration statement.

Principal and Selling Shareholders, page 137

33.   Revise to add footnotes and name therein all individual natural persons who have or share voting and/or investment power.

Certain relationships …, page 138

34.   File the Advisory Services and Monitoring Agreement as an exhibit. In addition, if any fees are or will be due under this agreement, revise to disclose in the Summary section in the forepart of the prospectus.

35.   Noting the related party transactions on page F-49, revise to disclose here or advise why such disclosure is not required. In addition, file the management agreement (second paragraph in Note 3 on F-49) as an exhibit.

Underwriting, page 153

36.   Please revise to state that the selling shareholders may be underwriters.

Community Choice Financial Inc. December 31, 2010 Financial Statements

Consolidated Statements of Cash Flows, page F-6

37.   Please revise to adjust your net income, not net income attributable to continuing operations, to net cash provided by operating activities. Please make similar revisions to your interim statements of cash flows. Refer to ASC 230-10-45-28.

38.   Please revise to present financing fees and costs in the operating section or tell us why you believe it is appropriate to present these cash flows in the financing section. Please provide supporting accounting guidance for your position. Please make similar revisions to your interim statements of cash flows.

Note 1. Nature of Business and Ownership and Significant Accounting Policies

Revenue Recognition, page F-10

39.   You disclose that you do not provide an allowance for anticipated returned checks and that you recorded a provision for loss of $3 million for returned checks during 2010. Please tell us how you determined that an accrual for losses related to returned checks

was not appropriate considering the guidance in ASC 450 or revise to provide an
allowance for losses on returned checks at each period ended presented.

Finance Receivables, page F-10

40.   Please revise to describe the risk characteristics of each loan portfolio segment. Refer to
        310-10-50-11B(a)(2) for guidance.

Community Choice Financial Inc. June 30, 2011 Financial Statements

Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page
F-47

41.   Please revise to disclose your past due finance receivables by portfolio segment. Refer to
        310-10-50-7A. To the extent you disclose delinquent payroll advances or consumer
        loans, please explain why these loans have not been charged-off considering your
        disclosure that you charge these loans off once they become past due.

Note 4. Goodwill and Other Intangible Assets, page F-50

42.   You disclose that financial statement goodwill will be reduced as the tax benefits related
        to taxable goodwill are recognized. Please provide us an accounting analysis that
        identifies the specific accounting guidance that supports the reduction of goodwill and
        discusses all the relevant facts and circumstances related to the transaction.

Note 9. Business Combinations, page F-53

43.   Please tell us in detail how you determined the total consideration transferred related to
        the CCCS acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel